UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 12)

                       Advance Display Technologies, Inc.
                   -------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.001 par value per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                   007422306 5
                                   -----------
                                 (CUSIP Number)

            Lawrence F. DeGeorge, 777 South Flagler Drive, Suite 800,
                            West Palm Beach, FL 33401
                                 (561) 832-1160
         ---------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                January 11, 2005
              -----------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_| .

CUSIP No.         007422306 5
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1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Lawrence F. DeGeorge
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2        Check the Appropriate Box if a Member of a Group

         (a) |_| (b) |_|
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3        SEC USE ONLY

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4        Source of Funds

         PF
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5        Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                      |_|
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6        Citizenship or Place of Organization

         United States of America
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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7        Sole Voting Power:                 20,212,449
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8        Shared Voting Power:               -0-
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9        Sole Dispositive Power:            20,212,449
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10       Shared Dispositive Power:          -0-
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11       Aggregate Amount Beneficially Owned by Each Reporting Person:

         20,212,449
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12       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                           |_|
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13       Percent of Class Represented by Amount in Row (11):

         48.5%
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14       Type of Reporting Person

         IN
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

Item 1:       SECURITY AND ISSUER

         This Schedule relates to the acquisition of beneficial ownership of Common Stock, $.001 par value per share (the "Common Stock") of Advance Display Technologies, Inc. (the "Company"), whose principal place of business is located at 7334 So. Alton Way, Building 14, Suite F, Englewood, CO 80112.

Item 2:       IDENTITY AND BACKGROUND

a. Name - Lawrence F. DeGeorge.

b. Address - 777 South Flagler Drive, Suite 800, West Palm Beach, FL 33401.

c. Occupation -- Mr. DeGeorge is the Chief Executive Officer of LPL Group, Inc., LPL Investment Group, Inc., LPL Management Group, Inc. and DeGeorge Holding Ltd. The principal office of these companies is 777 South Flagler Drive, Suite 800, West Palm Beach, FL 33401, and their principal business is investment management.

d. During the past five years, Mr. DeGeorge has not been convicted in any criminal proceeding.

e. During the past five years, Mr. DeGeorge has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violation of, prohibiting or mandating activities subject to, federal or state securities laws.

f. Mr. DeGeorge is a citizen of the United States of America.

Item 3:       SOURCE OF FUNDS OR OTHER CONSIDERATION

         On January 11, 2005, the Reporting Person entered into a Settlement Agreement and Release with the Company (the "Agreement"), which (a) releases him from any obligation to make further payments to the Company on account of his prior purchase of 30,000,000 shares of the Company's Series D Convertible Preferred Stock (the "Series D Shares") pursuant to a Stock Purchase Agreement dated November 25, 2003 (the "SPA"); (b) releases the Company from any obligation to return to the Reporting Person any portion of the $175,000 paid by him to date for the Series D Shares; (c) provides for the Reporting Person to retain ownership of 10,491,018 Series D Shares and return the remaining 19,508,982 Series D Shares to the Company; and (d) releases any other claims the parties might have against each other or their respective affiliates arising out of the SPA or the Company's subsequent settlements with Stephen P. Jarchow and Paul A. Colichman, the other purchasers of Series D Shares under the SPA and with Regent Entertainment Partnership L.P. ("Regent") whereby the Company's purchase of Regent Theaters, LLC and Regent Releasing, LLC from Regent was rescinded and $75,001 paid to Jarchow, Colichman and Regent. In addition, on January 11, 2005, the Company issued a revolving 10% convertible, redeemable promissory note for $92,500 (the "Note"), to the Reporting Person. The Notes are convertible into shares of the Company's Series D Convertible Preferred Stock at $.0167 per share. The Series D is convertible into the Company's Common Stock at the same price per share.

Item 4:       PURPOSE OF TRANSACTION

         The beneficial ownership which is the subject of this Schedule was acquired by Mr. DeGeorge for the purpose of investment. Mr. DeGeorge has no plan to effect any transaction which would have the effect of, or result in, any of the following:

a. The acquisition by any person of additional securities of the Company (except as described in Item 3 above), or the disposition of securities of the Company, provided, however, that the Reporting Person may review his investment in the Company from time to time and make adjustments in his holdings as he deems appropriate;

b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

c. Any sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

d. Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

e. Any material change in the present capitalization or dividend policy of the Company;

f. Any other material change in the Company's business or corporate structure, including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

g. Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

h. Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i. A class of equity securities of the Company become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1934; or

j. Any action similar to any of those enumerated above.

Item 5:       INTEREST IN SECURITIES OF THE ISSUER

a. As of the date of the filing of this Schedule, Mr. DeGeorge is deemed to beneficially own 20,212,449 shares of Common Stock of the Company. Mr. DeGeorge's beneficial ownership represents 48.5% of the issued and outstanding Common Stock of the Company.

b. Mr. DeGeorge has the sole power to vote and has sole dispositive right with regard to the 20,212,449 shares of Common Stock.

c. See Item 3.

d. N/A

e. N/A

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         See Item 3. In addition, the Reporting Person is a party to a shareholders agreement dated November 25, 2003, whereby the Reporting Person may be restricted from transferring his shares under certain circumstances.

Item 7:       MATERIAL TO BE FILED AS EXHIBITS

            99.1 Settlement Agreement with Lawrence F. DeGeorge dated January 11, 2005 filed as Exhibit 99.1 to the Company's Form 8-K dated January 11, 2005 and incorporated by reference herein.

            99.2 Form of Revolving 10% Convertible, Redeemable Promissory Note filed as Exhibit 99.2 to the Company's Form 8-K dated January 11, 2005 and incorporated by reference herein.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, correct and complete.

Date: January 25, 2005                      /s/Lawrence F. DeGeorge
                                            ------------------------------------
                                            Lawrence F. DeGeorge